February 22, 2018

VIA EDGAR

Elisabeth Bentzinger

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mutual Fund & Variable Insurance Trust, Rational NuWave Enhance Market Opportunity Fund - File Nos. 033-11905 and 811-05010

Dear Ms. Bentzinger:

On December 7, 2017, Mutual Fund and Variable Insurance Trust (the “Trust” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”) with respect to the Rational NuWave Enhance Market Opportunity Fund. On January 23, 2018, you provided oral comments to which the Registrant replied by letter dated February 16, 2018. On February 20, 2018, you provided a supplemental comment with respect to original comment number 12 sub-part 5. Please find below a the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Original Comment 12

Comment 12. Supplementally please provide the following representations and/or confirmations as described in the MassMutual No-Action Letter (Mass Mutual Institutional Funds, SEC No-Action Letter, pub. avail. Sept. 28, 1995) (“MassMutual”):

1.	Please describe the Predecessor Fund including why and when it was created. If it was created solely for the establishment of an incubator-style performance record, prior performance should not be included in the Registration Statement.
2.	Please state whether the Sub-Adviser managed any other accounts substantially similar to the Fund. If so, were those accounts converted to registered investment companies? If not, why not? Was the Sub-Adviser the adviser for the life of the Predecessor Fund?
3.	Please explain why the Predecessor Fund was chosen to be registered and if any other substantially similar accounts had lower performance relative to the Predecessor Fund.

4811-2442-4286.2

4.	State whether the Predecessor Fund transferred substantially all of its securities to the Fund or if only a portion was transferred to the newly registered Fund.
5.	Please confirm whether the Adviser believes that the Predecessor Fund could have complied with Sub-Chapter M of the Internal Revenue Code.
6.	Please include a toll-free number through which investors can obtain updated performance.

Supplemental Comment

With respect to sub-part 5, please confirm whether the Adviser believes that the Predecessor Fund could have complied with the asset diversification requirements of Sub-Chapter M of the Internal Revenue Code.

Response

Based portfolio composition testing on the Predecessor Fund, the Registrant confirms that Adviser believes that the Predecessor Fund could have complied with the investment restrictions of Sub-Chapter M of the Internal Revenue Code.

If you have any further questions or additional comments, please contact Parker Bridgeport at (614) 469-3238 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/ Parker Bridgeport

Parker Bridgeport